599 LEXINGTON AVENUE | NEW YORK | NY | 10022-6069 WWW.SHEARMAN.COM | T +1.212.848.4000 | F +1.212.848.7179

February 14, 2014

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-0404

Attention: Tom Kluck, Legal Branch Chief

Re: City Office REIT, Inc.

Confidential Draft Registration Statement on Form S-11

Originally Submitted December 6, 2013

Registration Statement on Form S-11

Filed January 7, 2014

CIK No. 0001593222

Dear Mr. Kluck:

On behalf of City Office REIT, Inc. (the “Company”), we are today filing with the U.S. Securities and Exchange Commission (the “Commission”) Amendment No. 3 (“Amendment No. 3”) to the Company’s registration statement on Form S-11 (the “Registration Statement”), which was originally submitted to the staff of the Commission (the “Staff”) on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”) on December 6, 2013 (the “Confidential Submission”), initially filed with the Commission on January 7, 2014, for the proposed initial public offering of its common stock and subsequently amended on January 10, 2014 (“Amendment No. 1”) and January 21, 2014 (“Amendment No. 2”). Amendment No. 3 is being filed with the Commission in response to comments received from the Staff contained in your letter dated January 24, 2014 (the “Comment Letter”) in connection with Amendment No. 1 and Amendment No. 2. For convenience of reference, we have recited the Staff’s comments in the Comment Letter in bold face type and have followed each comment with the Company’s response. In addition, capitalized terms used but not defined herein shall have the meanings assigned to such terms in Amendment No. 3. Page references included in the Company’s responses are to

ABU DHABI | BEIJING | BRUSSELS | FRANKFURT | HONG KONG | LONDON | MILAN | NEW YORK | PALO ALTO PARIS | ROME | SAN FRANCISCO | SÃO PAULO | SHANGHAI | SINGAPORE | TOKYO | TORONTO | WASHINGTON, DC
SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

those contained in Amendment No. 3. We have also enclosed with the copy of this letter that is being transmitted via overnight courier hardcopies of Amendment No. 3, including copies marked to show changes from Amendment No. 1.

General

1. We note your disclosure throughout the prospectus that prior to, or concurrently with, the closing of the offering, the company intends to enter into a non-recourse mortgage loan. Please confirm that prior to effectiveness of the registration statement the company will disclose in the prospectus the parties to and the principal terms of such agreement. Please also file the agreement as an exhibit or advise.

Response: The Company advises the Staff that prior to effectiveness of the Registration Statement, the Company will disclose the parties to and the principal terms of the non-recourse mortgage loan in the prospectus.

The Company also respectfully advises the Staff that the Company is currently in negotiations with lenders on the terms of the non-recourse mortgage loan. The Company intends to enter into the loan prior to closing. The loan agreement will be filed with the Commission as an exhibit to the Company’s first quarterly report on Form 10-Q.

2. We note that on the cover page and in the summary, the company refers to the Advisor as an affiliate of Second City Capital Partners II. We also note your disclosure on page 78 that the principals of the Advisor control the general partners of Second City. In the summary of the prospectus, please clarify the affiliation between the Advisor and Second City.

Response: The Company has revised the disclosure in the Summary section on page 8 to clarify that the principals of the Advisor control the general partner of Second City.

Structure and Formation of Our Company, page 43

Consequences of this Offering and the Formation Transactions, page 45

3. We note your response to our prior comment nine and your revision to your filing. Please revise the table here and on page F-2 to disclose the amount of OP units to be issued on a portfolio basis and the fair value of the properties/interests on a portfolio basis. Further, revise the table to disclose the fair value of Cherry Creek.

Response: The Company advises the Staff that the operating partnership will acquire interests in the entities that directly or indirectly own the Company’s initial properties through a series of contributions pursuant to two contribution agreements. The Company has revised the disclosure on pages 44 and F-2 to include the value of the common units and the amount of the cash to be paid to acquire the interests. The Company also advises the Staff that it discloses the purchase price of the Cherry Creek property (which is $59.5 million) on pages F-29 and F-45.

4. We note your response to our prior comment 11. It appears that the additional interest in Cherry Creek, Washington Group Plaza and City Center will be acquired before they are contributed to the REIT and that the 9% interest in AmberGlen will be disposed of before the interest in AmberGlen is contributed to the REIT. Please explicitly disclose this information in a bullet point on page 43 and in your narrative introduction to your pro forma financial information page F-2.

Response: The Company advises the Staff that the Company and its operating partnership will consolidate the ownership of the initial properties by acquiring interests in the entities that directly or indirectly own such properties through a series of contributions pursuant to two contribution agreements. Pursuant to one of the contribution agreements, the Company’s operating partnership will acquire from Second City interests in the Cherry Creek, Washington Group Plaza and City Center properties concurrently with the completion of this offering. Additional interests in the Cherry Creek, Washington Group Plaza and City Center properties will be acquired by Second City before the properties are contributed to the Company’s operating partnership, which is reflected in footnote F to Note 1 – Adjustments to the Unaudited Pro Forma Consolidated Balance Sheet as of September 30, 2013 on pages F-7 and F-8.

The Company also advises the Staff that contrary to what was stated in the prior letter to the Staff, GCC Amberglen Investments LP will not dispose of its ownership interest in the AmberGlen property before it contributes its interest to City Office REIT Operating Partnership, L.P. Pursuant to the other contribution agreement, the Company’s operating partnership will acquire from GCC Amberglen Investments LP and Gibralt U.S., Inc. interests in the AmberGlen property concurrently with the completion of this offering. Additional interests in the AmberGlen property will be acquired by GCC Amberglen Investments LP and Gibralt U.S., Inc. before the properties are contributed to the Company’s operating partnership, which is reflected in footnote F to Note 1 – Adjustments to the Unaudited Pro Forma Consolidated Balance Sheet as of September 30, 2013 on pages F-7 and F-8.

Use of Proceeds, page 48

5. We note your response to our prior comment 12. Please address the following:

•	Per adjustment C on page F-6, we note that additional noncontrolling interests in Washington Group and City Center will be acquired and that payments will be made to eliminate the minority partners’ economic participating incentives at Corporate Parkway, City Center, Central Fairwinds and AmberGlen. Please tell us and revise your filing to disclose the source of the payments for these interest and incentives.

•	Per page F-43, it appears that $59.5 million of consideration was paid for the controlling interest in Cherry Creek. We note that the predecessor obtained a $50 million loan related to this acquisition. Please revise your filing to disclose the source of the additional funding required for the acquisition.

•	Per adjustment E on page F-7, it appears that $73.8 million of the $118.5 million new mortgage financing will go to repay the mortgage loan of the predecessor, leaving $44.7 million remaining. Per your response to our prior comment 10, you state that the $50 million loan used to finance the acquisition of the controlling interest in the Cherry Creek property will be repaid with a portion of the new $118.5 million loan. Please tell us and revise your filing to disclose the source of the additional $5.3 million that will be needed to repay these loans and how you will fund any financing costs.

Response: The Company advises the Staff that the Second City Group will acquire noncontrolling interests in the Washington Group Plaza and City Center properties and eliminate noncontrolling interests’ economic participation incentives at the AmberGlen, Corporate Parkway, City Center and Central Fairwinds properties. The Company has revised footnote F to Note 1 – Adjustments to the Unaudited Pro Forma Consolidated Balance Sheet as of September 30, 2013 on page F-7 to describe the sources of the payments. The amount paid to acquire noncontrolling interests and to eliminate noncontrolling interests’ economic participation incentives was negotiated on a combined basis and accordingly cannot be allocated between noncontrolling interest and elimination of the economic participation incentives.

The Company also has revised the disclosure to Note 12 – Subsequent Events to the Predecessor’s financials on page F-29 to reflect that the Predecessor purchased the remaining interest in the Cherry Creek property and the purchase was based on the estimated fair value of the real estate property of $59.5 million. The Company has included in footnote B to Note 1 – Adjustments to the Unaudited Pro Forma Consolidated Balance Sheet as of September 30, 2013 on page F-7 an initial estimate of the purchase price allocation of the assets and liabilities acquired, including the related financing of $50 million mortgage loan.

In addition, the Company advises the Staff that it expects to complete a refinancing of three of its initial properties (Cherry Creek, City Center and Corporate Parkway) with a new $95 million non-recourse mortgage loan. Furthermore, the Company expects to complete a refinancing of $24.7 million (with the $21.5 million loan and the $3.2 million loan described on page 15) related to its AmberGlen property. Total proceeds from these refinancings will be used to repay (1) $73.8 million of the mortgage loans of the Predecessor and (2) the $50 million loan used to finance the acquisition of the controlling interest in the Cherry Creek property. The difference of $4.1 million between the debt repayment and the proceeds from the refinancing will be funded by the net proceeds from the offering, as described on pages 14 and 50.

Our Advisor and the Advisor Agreement, page 111

Expense Reimbursement, page 114

6. We note your disclosure here and on page 116 regarding reimbursements to your Advisor. Please specifically disclose whether you will reimburse your Advisor for the salaries and benefits to be paid to your named executive officers. In addition, in future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the Advisor, break out the amounts paid pursuant to the Advisory fee and the reimbursement provision, and within reimbursements specify any amounts reimbursed for salaries or benefits of a named executive officer.

Response: The Company has revised the disclosure on page 118 to reflect that it will not reimburse the Advisor for the salaries paid to or the benefits received by the Advisor’s personnel, including the personnel serving as officers of the Company. The Company acknowledges the Staff’s comment and, in future filings that require disclosure under Item 402 or Item 404 of Regulation S-K, the Company will break out the amounts paid to the Advisor as fees and as expense reimbursements and, within reimbursements, will specify the amounts, if any, reimbursed for salaries or benefits of a named executive officer of the Company.

Principal Stockholders, page 127

7. In a footnote to the table, please disclose the name(s) of the natural person(s) that have ultimate voting or dispositive control over the company’s common shares that are held by Second City Partners II, Limited Partnership.

Response: The Company has added a footnote to the table on page 133 to disclose that Samuel Belzberg has ultimate voting and dispositive control over the Company’s common shares that are held by Second City Capital Partners II, Limited Partnership.

Pro Forma Condensed Consolidated Financial Statements, page F-2

8. We note your disclosure on page F-8 that the pro forma information does not include the new acquisition. Please clarify what is meant by the new acquisition. We may have further comment.

Response: The Company advises the Staff that the Company has revised footnote HH to Note 2 – Adjustments to the Unaudited Pro Forma Consolidated Statements of Operations for the Nine Months Ended September 30, 2013 and for the Year Ended December 31, 2012 to the pro forma consolidated financial statements on page F-10 to delete the sentence regarding the new acquisition and replaced it with the following sentence:

“No interest expense is reflected from this loan in the pro forma as there is no anticipated draw-down under this agreement.”

Notes and Management’s Assumptions to Unaudited Pro Form Consolidated Financial Statements, page F-6

1. Adjustments to the Unaudited Pro Forma Consolidated Balance Sheet as of September 30, 2013, page F-6

9. We note your response to our prior comment 25. As you have in your response, please revise your filing to further explain the nature of the elimination of the minority partners’ economic participation incentives. Additionally, please revise your filing to clearly distinguish which amounts will be for the elimination of the minority partners’ economic participating incentives and which will be for the acquisition and disposition of the noncontrolling interests.

Response: As noted in the response to Comment 5, the Company advises the Staff that the Second City Group will acquire noncontrolling interests in the Washington Group Plaza and City Center properties and eliminate noncontrolling interests’ economic participation incentives at the AmberGlen, Corporate Parkway, City Center and Central Fairwinds properties. The Company has revised footnote F to Note 1 – Adjustments to the Unaudited Pro Forma Consolidated Balance Sheet as of September 30, 2013 on page F-7 to describe that the amount paid to acquire noncontrolling interests and to eliminate noncontrolling interests’ economic participation incentives was negotiated on a combined basis and accordingly cannot be allocated between noncontrolling interest and the elimination of the economic participation incentives.

2. Adjustments to Unaudited Pro Forma Consolidated Statements of Operations…, page F-7

10. We note your response to our prior comment 31 and your adjustment HH. It appears the restricted stock units will vest ratably over three years. Please tell us and revise your filing to clarify if this adjustment represents a pro rata portion of the expense to be amortized over three years.

Response: The Company has revised footnote GG to Note 2 – Adjustments to the Unaudited Pro Forma Consolidated Statements of Operations for the Nine Months Ended September 30, 2013 and for the Year Ended December 31, 2012 to the pro forma consolidated financial statements on page F- 10 to the following:

“Reflects a pro rata portion of the expense of stock based compensation to be granted to the Advisor as part of the formation transactions for the periods presented. The expense will be amortized over the vesting period.”

Financial Statements of City Office REIT, Inc. Predecessor, page F-9

11. Please revise your filing to include audited financial statements of the predecessor for the nine months ended September 30, 2013. Please refer to the letter from Louise Dorsey of the Division of Corporation Finance dated December 12, 2013.

Response: The Company advises the Staff that the Company will include the audited financial statements of the Predecessor for the year ended December 31, 2013 in a subsequent amendment.

Notes to Combined Financial Statements, page F-14

2. Summary of Significant Accounting Policies, page F-14

Revenue Recognition, page F-16

12. We note your response to our prior comment 34. Please also revise your revenue recognition policy on page 58 to remove your disclosure that renewal options with rental terms that are lower than those in the primary terms are excluded from the straight-line rent calculation if the renewals are not reasonably assured.

Response: The Company has clarified its revenue recognition policy on page 60 to remove the disclosure that renewal options with rental terms that are lower than those in the primary terms are excluded from the straight-line rent calculation if the renewals are not reasonably assured.

10. Future Minimum Rent Schedule, page F-26

13. We note your response to our prior comment 35 and your revisions to your filing.

•	Please revise to reinsert your disclosure that certain leases allow for the tenant to terminate the lease if the property is deemed obsolete and that the tenant must make a termination payment. Additionally, please disclose that you determined that the penalty on the lessee is in such an amount that continuation of the lease appears, at the time of lease inception, to be reasonably assured. This comment also applies to the financial statements of ROC-SCCP Cherry Creek I, LP.

•	With respect to the state government tenant lease, please revise to clarify that you believe the occurrence of its state tenant not appropriating rent in the annual budget is a remote contingency. This comment also applies to the financial statements of ROC-SCCP Cherry Creek I, LP and Washington Group Plaza, Boise.

•	This revised disclosure may be presented in your revenue recognition accounting policy footnote.

Response: The Company has clarified its revenue recognition accounting policy on page 60, page F-18 to the Predecessor’s financials and page F-40 to the financials for ROC-SCCP Cherry Creek I, LP to reflect that certain leases allow the tenant to terminate the lease and make a termination payment. The Company also has added disclosure to reflect that the Company has determined that the penalty on the lessee is in such an amount that continuation of the lease appears, at the time of lease inception, to be reasonably assured.

In addition, the Company also has revised Note 10 – Future Minimum Rent Schedule to the Predecessor’s financials on page F-28 and clarified its revenue recognition accounting policy on page F-40 to the financials for ROC-SCCP Cherry Creek I, LP and on page F-49 to the statements of revenues and certain expenses of Washington Group Plaza, Boise to clarify that, with respect to the lease with the state government tenant, the Company believes that the occurrence of the state not appropriating rent owed in the state’s annual budget is a remote contingency.

Exhibit Index

14. We note the exhibit list includes “form of” agreements as well as Exhibit 3 organizational documents. Please advise us if you do not intend on filing final, executed agreements/documents prior to effectiveness of the registration statement. Please be advised that to the extent you are unable to file final and executed form as exhibits, they may not be subsequently incorporated by reference.

Response: The Company respectfully advises the Staff that it does not intend on filing final, executed agreements or organizational documents as exhibits prior to effectiveness of the Registration Statement because they will be executed concurrently with the effectiveness of the Registration Statement and not prior thereto. The Company does not expect the final executed versions of those agreements and documents to differ in any material respects from the forms filed. The Company acknowledges that it will not be able to subsequently incorporate these agreements and documents by reference in any future filings with the Commission.

*    *    *    *

We thank you for your prompt attention to this filing. We hope the foregoing answers are responsive to your comments. If you have any questions, please feel free to contact me at (212) 848-7325. We would appreciate the opportunity to discuss any remaining questions or concerns with you at your convenience.

Respectfully yours,

/s/ Stephen T. Giove
Stephen T. Giove

Enclosures

cc:	Folake Ayoola, U.S. Securities and Exchange Commission

Jennifer Monick, U.S. Securities and Exchange Commission

Kevin Woody, U.S. Securities and Exchange Commission

Anthony Maretic, City Office REIT, Inc.

James Farrar, City Office REIT, Inc.